EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar Amounts In Thousands)

	2004	2003	2002	2001		2000

EARNINGS
Pre-tax income (loss)	$3,945	$(67,746)	$(79,157)	$(4,416)		$123
Fixed charges	13,638	11,205	4,611	7,832		13,024
Total	$17,583	$(56,541)	$(74,546)	$3,416		$13,147

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$12,354	$9,887	$3,257	$6,541		$11,889
Interest portion of rental expense	1,284	1,318	1,354	1,291		1,135
Total fixed charges	$13,638	$11,205	$4,611	$7,832		$13,024

Ratio of earnings to fixed
charges	1.3x	(A )	(A )	(A	)	1.0x

(A)	Earnings were insufficient to cover fixed charges by $67.7 million, $79.2 million and $4.4 million in 2003, 2002 and 2001, respectively.